FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.   20549

  (Mark One)

  [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

  For the fiscal year ended December 31, 1994

                                   OR

  [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from          to

  Commission file numbers 2-90702, 33-18202, 33-55986 and 33-56101


  A. Full title of the plan and the address of the plan, if different from that of the issuer name below:


                            ECOLAB SAVINGS PLAN


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               ECOLAB INC.
                              ECOLAB CENTER
                        Saint Paul, Minnesota  55102



















                            ECOLAB SAVINGS PLAN








                 REPORT ON AUDITS OF FINANCIAL STATEMENTS

                    As of December 31, 1994 and 1993

                                 and

            for the years ended December 31, 1994, 1993 and 1992

                        AND SUPPLEMENTAL SCHEDULES

                          as of December 31, 1994

                                 and

                    for the year ended December 31, 1994





                        INDEX OF FINANCIAL STATEMENTS






                                                    Page(s)



  Report of Independent Accountants                   2


  Financial Statements:
    Statement of Net Assets Available for Plan
      Benefits as of December 31, 1994 and 1993       3


    Statement of Income and Changes in Net
      Assets Available for Plan Benefits With
      Fund Information for the year ended
      December 31, 1994                               4


    Statement of Income and Changes in Net
      Assets Available for Plan Benefits With
      Fund Information for the year ended
      December 31, 1993                               5


    Statement of Income and Changes in Net
      Assets Available for Plan Benefits With
      Fund Information for the year ended
      December 31, 1992                               6


    Notes to Financial Statements                   7 - 12


  Supplemental Schedules:
    Line 27a - Schedule of Assets Held for
      Investment Purposes as of December 31, 1994    13

    Line 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1994           14






                       REPORT OF INDEPENDENT ACCOUNTANTS

  To the Plan Administrator
  Ecolab Savings Plan

      We have audited the financial statements of the Ecolab Savings Plan as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan
  Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ecolab Savings Plan as of December 31, 1994 and 1993, and the income and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

      Our December 31, 1994 audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of income and changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the December 31, 1994, 1993 and 1992 basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                     /s/Coopers & Lybrand L.L.P.
                                     COOPERS & LYBRAND L.L.P.

  Saint Paul, Minnesota
  June 5, 1995





                            ECOLAB SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       as of December 31, 1994 and 1993

  (in thousands)                     1994        1993

       ASSETS
  Investments
    Income fund                      $ 58,152    $ 58,572
    Common stock fund                              23,485
    Ecolab stock fund                  78,059      72,834
    Participant loans                   9,367       8,005
                                      145,578     162,896
  Cash
    Cash                                6,245       4,383
    Cash temporarily held from
      liquidation of common stock fund 24,510
                                       30,755       4,383
  Receivables:
    Participant contributions              62          92
    Employer contributions                 25         588
    Interest and dividends                481         356
                                          568       1,036

       Total Assets                   176,901     168,315


       LIABILITIES


  Accrued plan expenses                    98          88

  Payable to brokers for
    investments purchased                             337

       Total Liabilities                   98         425


  NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                $176,803    $167,890

                    The accompanying notes are an integral
                      part of the financial statements.

                            ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                     for the year ended December 31, 1994

                                  Common    Ecolab
                         Income   Stock     Stock    Loan
  (in thousands)          Fund     Fund     Fund   Accounts   Total
  Investment Income:
    Interest             $ 4,358  $    12  $    31 $  516    $  4,917
    Dividends                                1,644              1,644
    Net appreciation
      (depreciation) in the
      fair value of
      investments                     294   (5,889)            (5,595)

  Total                    4,358      306   (4,214)   516         966

  Plan expenses             (199)     (72)     (95)              (366)

    Net income (loss)      4,159      234   (4,309)   516         600

  Contributions:
    Participants           4,579    3,002    5,746             13,327
    Employer                                 5,131              5,131

  Loans granted           (2,259)    (878)  (1,904) 5,041

  Loan principal and
    interest repayments    1,588      872    1,551 (4,011)

  Interfund transfers     (2,464)  (1,016)   3,480

  Distributions to
    participants          (4,760)  (1,343)  (3,858)  (184)    (10,145)

  Net increase in net
    assets available for
    plan benefits            843      871    5,837  1,362       8,913

  Net assets available
    for plan benefits,
    beginning of year     62,415   23,625   73,845  8,005     167,890

  Net assets available
    for plan benefits,
    end of year          $63,258  $24,496  $79,682 $9,367    $176,803

                    The accompanying notes are an integral
                      part of the financial statements.

                            ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                     for the year ended December 31, 1993

                                  Common    Ecolab
                         Income   Stock     Stock    Loan
  (in thousands)          Fund     Fund     Fund   Accounts   Total

  Investment Income:
    Interest             $ 4,567  $     6  $    20 $  427    $  5,020
    Dividends                                1,205              1,205
    Net appreciation in
      the fair value of
      investments                   2,079   12,234             14,313

  Total                    4,567    2,085   13,459    427      20,538

  Plan expenses             (248)     (89)     (54)              (391)

    Net income             4,319    1,996   13,405    427      20,147

  Contributions:
    Participants           4,546    2,734    3,660             10,940
    Employer                                 4,964              4,964

  Loans granted           (2,465)    (855)  (1,584) 4,904

  Loan principal and
    interest repayments    1,480      780    1,243 (3,503)

  Interfund transfers     (2,476)    (302)   2,778

  Distributions to
    participants          (3,375)    (479)  (1,802)  (243)     (5,899)

  Net increase in net
    assets available for
    plan benefits          2,029    3,874   22,664  1,585      30,152

  Net assets available
    for plan benefits,
    beginning of year     60,386   19,751   51,181  6,420     137,738

  Net assets available
    for plan benefits,
    end of year          $62,415  $23,625  $73,845 $8,005    $167,890

                    The accompanying notes are an integral
                      part of the financial statements.

                            ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                     for the year ended December 31, 1992

                                  Common    Ecolab
                         Income   Stock     Stock    Loan
  (in thousands)          Fund     Fund     Fund   Accounts   Total

  Investment Income:
    Interest             $ 4,574  $     9  $    19 $  395    $  4,997
    Dividends                                  940                940
    Net appreciation in
      the fair value of
      investments                   1,391    8,790             10,181

  Total                    4,574    1,400    9,749    395      16,118

  Plan expenses             (221)     (68)     (70)              (359)

    Net income             4,353    1,332    9,679    395      15,759

  Contributions:
    Participants           4,478    2,275    2,513              9,266
    Employer                                 3,889              3,889

  Loans granted           (2,200)    (796)  (1,172) 4,168

  Loan principal and
    interest repayments    1,314      724      768 (2,806)

  Interfund transfers     (1,674)     101    1,573

  Distributions to
    participants          (4,318)    (934)  (1,857)  (223)     (7,332)

  Net increase in net
    assets available for
    plan benefits          1,953    2,702   15,393  1,534      21,582

  Net assets available
    for plan benefits,
    beginning of year     58,433   17,049   35,788  4,886     116,156

  Net assets available
    for plan benefits,
    end of year          $60,386  $19,751  $51,181 $6,420    $137,738

                    The accompanying notes are an integral
                      part of the financial statements.

                             ECOLAB SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

  1. Description of Plan:

     The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only.
     Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     The Plan is a qualified defined contribution plan available to employees of Ecolab Inc. (the "Company"), and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan if they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code of 1986 (the "Code"), as amended.

     Contributions are made to the Plan as "before-tax savings contributions," "after-tax savings contributions," "employer matching contributions" or "employer profit sharing contributions."

     Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $9,240 in 1994, $8,994 in 1993 and $8,728 in 1992) for the
     purpose of making before-tax savings contributions to the Plan.

     After-tax savings contributions are contributions made by participants through after-tax payroll deductions. The total of before-tax savings contributions made on behalf of a participant and a participant's after-tax savings contributions cannot exceed 16% of a participant's compensation.

     Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax savings contributions and after-tax savings contributions for a payroll period which do not exceed 6% of a participant's eligible compensation for that period. Employer matching contributions are invested entirely in the Company's common stock.

     Employer profit sharing contributions are discretionary and may be determined each year by the Board of Directors. Profit sharing contributions are divided among employees who are not eligible for a management incentive or equivalent bonus and are invested entirely in the Company's common stock.

     The levels of contributions made by or on behalf of participants who are "highly compensated," as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

                                 Continued

                              ECOLAB SAVINGS PLAN

  1. Description of Plan, (Continued):

     After-tax savings contributions, before-tax savings contributions, profit sharing contributions and income thereon are always 100% vested. Participants become vested in the employer matching contributions and income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in those contributions in the event of death or total disability while employed by the Company or retirement at or after age 65.

     Each participant's contribution account is credited with the participant's contribution, the allocation of employer contributions, any employer profit sharing contributions and fund earnings.

     Benefits to participants are limited to the amount accumulated in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan may be subject to federal income tax. Forfeitures of nonvested Company contributions are used to reduce future employer contributions.

     Participants and beneficiaries are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve month period, or
     (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.
     Loan payments, together with interest, are repaid in the time and at the rate designated by the Plan Administrator.

     During 1994, 1993 and 1992 participant contributions were invested in the following investment funds:

         Income Fund - consists primarily of group annuity contracts issued by insurance companies. The fund may also be invested in bank or annuity contracts, structured investment contracts, government and corporate bonds, bank certificates of deposit, and other investments having primarily fixed income characteristics. The assets of this fund are managed by T. Rowe Price Stable Asset Management, Inc.

         Common Stock Fund - consists primarily of interests in common/collective trusts which invest mainly in common stocks and other equity securities. The assets of this fund were managed by Wells Fargo Nikko Investment Advisors.

         The Common Stock Fund assets invested in the Wells Fargo Equity Index Fund were liquidated in December 1994 and invested temporarily in interest bearing cash pending transfer of the assets to Fidelity Management Trust Company, the Plan's new trustee, effective January 1, 1995, for investment in the Fidelity U.S. Equity Index mutual fund, beginning January 1, 1995. See Note 8.




                               Continued
                            ECOLAB SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS, Continued

  1. Description of Plan, (Continued):

         Ecolab Stock Fund - consists primarily of Ecolab Inc. Common
         Stock.

     The allocation of the participants' before-tax and after-tax savings contributions to the investment funds is selected by the participants and may be changed each month. Employer matching contributions and employer profit sharing contributions are invested in the Ecolab Stock Fund. As of December 31, 1994, approximately 5,600 employees were participating in the Plan. At December 31, 1994, 1993 and 1992, the approximate number of participants in each investment fund was as follows:
                                1994       1993     1992

     Income Fund               3,500      3,400    3,200
     Common Stock Fund         2,600      2,500    2,000
     Ecolab Stock Fund         5,600      5,700    3,900

     The increase in Plan participants from 1992 to 1993 was principally due to a discretionary profit sharing contribution.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  2. Summary of Significant Accounting Policies:

     VALUATION OF INVESTMENTS:

     Investments in the Income Fund are recorded at contract value determined by the insurance companies in accordance with the terms of the contracts. Investments in the Ecolab Stock Fund are recorded at fair market value based on the quoted market price of the Company's common stock. Investments in the Common Stock Fund are recorded at the underlying net asset value per unit, which approximates fair market value. The Loan Accounts of participants are recorded at the principal value of outstanding loans which have been granted to participants, plus accrued interest.

     Approximately $3.6 million of assets in the Income Fund are invested with an insurance company, which was taken over by regulators and is currently undergoing a reorganization procedure referred to as a restoration. As a result, the assets were segregated as of August 12, 1994 and are unavailable for investment transfers, loans, distributions or withdrawals by participants until such time that the restoration process determines the settlement amounts for all of the insurance company's contract holders. Although the final outcome cannot be determined at this time, the Plan Administrator does not believe a significant loss will be incurred on this investment.

                               Continued

                            ECOLAB SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued

  2. Summary of Significant Accounting Policies, (Continued):

     INTEREST AND DIVIDENDS:

     Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

     NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS:

     The statements of income and changes in net assets available for Plan benefits includes the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses on investments sold and the change in unrealized appreciation (depreciation) on those investments held.

     CONTRIBUTIONS:

     Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. The 1993 employer profit sharing contribution of $549,000 was divided equally among eligible participants. No employer profit sharing contributions were made in 1994 or 1992.

     PLAN EXPENSES:

     Certain asset management and administrative fees of the Plan have been charged against Plan income. Other administrative expenses are paid by the Company.

  3. Investments

     Investments that represent 5 percent or more of the Plan's net assets at December 31, 1994 and 1993 are summarized as follows:

                             Fair Value               Cost
     (in thousands)        1994     1993        1994      1993

     Income Fund         $ 58,152 $ 58,572    $ 58,152  $ 58,572

     Common Stock Fund              23,485                15,917

     Ecolab Stock Fund     78,059   72,834      57,366    45,429

     Participant Loans      9,367    8,005

                         $145,578 $162,896    $115,518  $119,918

     At December 31, 1994 the fair value of non-participant directed investments in the Ecolab Stock Fund approximated $41,208,000.


                                 Continued

                              ECOLAB SAVINGS PLAN

  4. Tax Status:

     The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26,1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed was in compliance with the applicable requirements of the Code. The Plan has been since amended in connection with the change in fund managers and Plan trustee (See Note 8).

  5. Related Party and Party-In-Interest Transactions:

     The trustee, Mellon Bank N.A., was authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

     Temporary cash balances are invested on a daily basis in short-term investment funds under the trustee's control.

     In 1994, there were 457 purchases and 228 sales in the various short-term investment funds, totaling $68,276,000 and $41,907,000, respectively. In 1993, there were 456 purchases and 230 sales in the various short-term investment funds, totaling $42,349,000 and $45,397,000, respectively. In 1992, there were
     486 purchases and 234 sales in the various short-term investment funds, totaling $37,277,000 and $34,885,000, respectively.

     In 1994, 1993 and 1992 purchases, at cost, of Ecolab Inc. common stock were $13,348,000, $10,201,000 and $6,375,000, respectively.
     In 1994 and 1993, sales, at fair value, of Ecolab Inc. common stock were $1,945,000 and $193,000, respectively. There were no sales of Ecolab Inc. common stock in 1992.




                                 Continued
                           ECOLAB SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued

  6. Reconciliation of Financial Statements to Form 5500:

     Prior to 1994, the Plan filed its Form 5500 on the cash basis and therefore, net assets available for plan benefits amounts which are included in the Form 5500 do not include certain receivables and liabilities which have been included in the financial
     statements of the Plan at December 31, 1993.   The Plan filed
     Form 5500 on the accrual basis for the year ended December 31, 1994.

     The following is a reconciliation of net assets available for plan benefits, as set forth in these financial statements, to the corresponding amounts included in the Plan's filings on Form
     5500:

                                              December 31
     (in thousands)                       1994         1993

     Net assets available for plan
       benefits per the
       financial statements             $176,803    $167,890

     Participant contributions receivable                (92)

     Employer contributions receivable                  (588)

     Accrued plan expenses                                88

     Net assets available for plan
       benefits per the Form 5500      $176,803     $167,298

  7. Plan Amendments:

     The Plan was amended, effective in 1994, to provide for the immediate eligibility of employees to participate in the Plan along with other minor modifications necessary to conform with law changes or to allow for efficient and equitable Plan administration.

     The Plan was amended, effective in 1993, to allow the Company to make discretionary profit sharing contributions.

     The Plan was amended in 1992 to disallow any individuals employed in the ChemLawn Division of the Company which was sold in May 1992, from participating in the Plan.

  8. Subsequent Event:

     As discussed in Note 1, effective January 1, 1995, the Plan changed its Trustee and investment managers. The Plan also increased the number of investment options available to Plan participants from three to nine. The options include the Ecolab Stock Fund, a Managed Income Fund and seven Fidelity mutual funds. These changes have no effect on the net assets available for plan benefits.














                           SUPPLEMENTAL SCHEDULES





                            ECOLAB SAVINGS PLAN

        LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          as of December 31, 1994


                                EIN 41-0231510

                               Plan Number: 003

  (Dollars in thousands)


  Face Value or
  No. of Shares    Description              Cost     Fair Value
  12,905,954       Participant Loans, due            $  9,367
                   1/95 - 11/2004 (stated
                   annual interest rates
                   ranging from 6.0% to
                   10.50%)


  58,152,000       Group Annuity Contracts, $ 58,152   58,152
                   due 4/95 - 3/99 (stated
                   annual interest rates
                   ranging from 5.25% to
                   9.35%)

   3,739,361*      Ecolab Inc. Common Stock   57,366   78,059
                   (par value $1.00 per share)


                                            $115,518 $145,578




  *  Party-in-interest













                            ECOLAB SAVINGS PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     for the year ended December 31, 1994


                              EIN 41-0231510

                             Plan Number: 003

  (Dollars in thousands)



  Identity                   Number     Number
  of Party      Relationship of         of                         Net Gain
  Involved       to Plan     Purchases  Sales Purchases Proceeds   or (Loss)

  Mellon Bank N.A. Trustee    457       228     $68,276  $41,907
    Short-term
    Investment
    Fund

  Ecolab Inc.      Employer    44         7     13,348     1,945    $  534
    Common Stock

  Wells Fargo      None        39        33     27,972    27,972
    Bank N.A.
    Money Market
    Fund

  Wells Fargo      None        21        12     2,097     25,875     7,205
    Bank N.A.
    Equity Index
    Fund













                          ECOLAB SAVINGS PLAN
                                EXHIBITS



  The following documents are filed as exhibits to this Report:


  Exhibit No.                 Document

      (23)       Consent of Independent Accountants.

      (99)       Ecolab Savings Plan - 1995 Revision.






                               SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               ECOLAB SAVINGS PLAN





  DATE  June 28, 1995          By:/s/Diana D. Lewis

                                   Diana D. Lewis

                                   Vice President -
                                   Human Resources of
                                   Ecolab Inc. (Plan Administrator)

















                                 EXHIBIT INDEX



                                                         Paper(P) or
   Exhibit No.   Document                                 Electronic (E)


      (23)       Consent of Independent Accountants.       E

      (99)       Ecolab Savings Plan - 1995 Revision.      E